Free Writing Prospectus
Filed Pursuant to Rule 433
Reg. Statement No. 333-151932
BARCLAYS NEWSWIRES CONFERENCE CALL — 25 MARCH 2008 8AM (UK)
During the call, Barclays PLC (“Barclays”) representatives may have made forward-looking statements within the meaning of the US securities laws. By their nature, forward-looking statements involve risk and uncertainty and as a result Barclays Group’s actual results may differ materially from the plans, goals and expectations talked about.
Barclays has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest and if you are a US holder of Barclays ordinary shares or Barclays ADSs, you should read the prospectus in that registration statement and other documents Barclays has filed with the SEC for more complete information about the issuer and the offering. Investors may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays or its information agent will arrange to send you the prospectus if you request it by calling toll-free +1 877 282 6527.
This document and the dissemination of the information contained in it shall not constitute an offer to buy, sell, issue or subscribe for, or the solicitation of an offer to buy, sell, issue or subscribe for, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of the open offer to persons not resident in the United States or the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements.
Notice to Non-U.S. persons: This document should be read in conjunction with the Prospectus relating to the new ordinary shares, a copy of which has been filed with the FSA and has been made available to the public as required by section 3.2 of the Prospectus Rules. The Prospectus is available, free of charge, at Barclays registered office and on its website www.barclays.com . In the event that there is any inconsistency between the terms of this document and the terms of the Prospectus, the terms of the Prospectus shall prevail.
Speaker key

JV	John Varley
CL	Chris Lucas
BD	Bob Diamond
TE	Telephonist
SS	Steve Slater, Reuters
PT	Peter Thal Larsen, Financial Times
CS	Christine Seib. The Times
BL	Ben Livesey , Bloomberg
JK	Julia Kollewe, The Guardian
JV Morning. Thank you very much for joining us today. I’m here with Chris Lucas, our Group Finance Director, and Bob Diamond, the Group President. I’ve got quite a lot to brief you on this morning, so I’m going to talk for about ten minutes, and then the three of us will be happy to take your questions. As you see, we’ve announced this morning a share issue to raise £4.5 billion, enabling us to do two things. First, to increase our capital resources and run ratios at levels ahead of our targets; and second, to pursue opportunities that we’re seeing in the market today, to write new business at attractive margins. At the same time, we’ve established new and significant relationships with the Qatar Investment Authority, the Chairman of Qatar Holding and his family and Sumitomo Mitsui Banking Corporation. We’re furthering those we already have with China Development Bank and Temasek, and we’re enabling our existing shareholders to participate in the open offer at the same price. We announced last Monday strong trading results for the month of May, building on the resilient performance through April that we reported with our interim management statement last month, and lastly, we’ve announced today our intention to maintain our interim dividend, payable in cash, at the same rate as the 2007 interim dividend, which was 11.5 p.
As you know, our strategy is to drive higher growth through time by diversifying our business into markets and segments that are growing rapidly. That strategy has served us well, and it’s delivered substantial and positive changes in both the mix and the absolute level of profits at Barclays over the past years. The performance of the business model during the period of market turbulence has reinforced our confidence in our strategy. Risk management in all banks, including this bank has been stress-tested over the last 12 months, and I’m pleased at how Barclays has performed in that test. We’ve been able to absorb the impact of the market disruption through the income that we’ve generated and through tight cost management. So, the strength of the individual businesses that we’ve built and the diversification of earnings that they provide, when managed together, those things have enabled us to perform strongly, notwithstanding the headwinds.

The market turbulence has of course affected bank balance sheets all around the world, including Barclays, and that’s why we’ve said that without changing our target capital ratios we intend to direct part of the new capital we’re raising today at enabling us to run actual ratios ahead of target in any event, while these conditions last. So, on a pro forma basis, this share issue would have resulted in 2007 year end ratios of 8.8% for tier one, and 6.3% for equity tier one, both of which well ahead of our targets. The market turbulence has also created unusual competitive opportunities. We see a market in which the ability and the determination of some participants to compete has changed. You can see from our financial performance in 2008, which I’ll talk about further in a moment, but we’re seeing high activity levels at attractive margins across many markets. We’re seeing these opportunities in the UK and internationally, and in both GRCB and IBIM. So, what specific examples could I give you?
Well, in GRCB, we’re busy, we’re integrating the Goldfish credit card acquisition, which we made earlier in the year. We’ve announced the acquisition, as you know, of Expobank in Russia, and the launch of a new business in Pakistan. We see big growth opportunities in both of those countries. We’ve opened 600 branches and distribution points so far this year, including 300 in Africa, 120 in India, 75 in Iberia and 45 in Italy. By the end of the year, we plan to open at least 300 more. A specific example of opportunity in the UK is that we’re achieving a substantially higher share of mortgages here. We’ve not had to moderate our risk stance to achieve this. The loan to value ratio on our book of UK mortgages remains at just over 30%. Our view of the economic outlook in the markets where we do business is realistic, and because of this, the risk profile on our other major asset books in GRCB is conservative. In IBIM, volumes at Barclays Capital are up significantly, May year to date versus the prior year period. Income in many of our capital market businesses, good examples would be fixed income rates, foreign exchange, emerging markets, commodities and prime services. That income is well ahead of the same period last year. Income levels have benefited from increased volatility and wider spread in many asset classes, and as you’ve seen, we’ve been hiring advisory teams selectively, including in emerging markets and healthcare to complement the existing financing and risk management capability in Barclays Capital. In BGI, we’ve launched new iShare products this year. We now have over 300 exchange-traded funds, and we’re continuing the build out of Barclays Wealth.
As we look forward, we’ll explore business cooperation opportunities with Sumitomo Mitsui Banking Corporation, under an agreement which we’ve signed today. SMBC is one of the world’s largest commercial banks, and our agreement with them creates the opportunity for extensive collaboration in many areas where we have complementary expertise. The early focus of both organisations will be directed at the developing business in wealth management and in private banking. CDB and Temasek both rank among Barclays largest shareholders, and they’re endorsing that position by their participation in today’s capital raising. You will recall that we signed a memorandum of understanding with CDB last year, at the time of their initial investment in Barclays. We’re starting to see the fruits of that. Some examples for you. We’ve launched a strategic alliance in commodities, through which we’re providing customised risk management solutions to CDB’s clients. We’ve been working closely together in the area of credit derivatives, linked to CDB’s loan book. We have closed the first transaction and are working on a pipeline of similar opportunities, which is large.
Let me talk to you now about current trading. This is certainly a time for micromanaging financial performance. We hope and intend that the profits we generate will drive valuation. We’ve shown you before how our portfolio businesses enables us to turn earnings into free cash flow, and doing that sustains dividends. It facilitates organic growth, supports capital ratios and ultimately it creates strategic choice. You saw in our recent interim management statement the continuing benefits of income diversification. In the month of May, we recorded group profit well ahead of the monthly run rate of 2007. Our GRCB businesses continue to invest strongly for the future, whilst also reporting strong growth in profits relative to last year, and in spite of the continued market turbulence, profits in May in IBIM were in line with the same month in 2007, which was in the midst of the strongest half in our history. As we closed the book on the profits of Barclays Capital May year to date, we undertook a further careful analysis of the valuations of our credit market exposures. Those markets have been extensively revisited, as we’ve prepared the prospectus, which we will release today, and as the sponsors and the core investors in the equity issuance have undertaken their due diligence. In the case of the sponsors to the issue, the level of disclosure is consistent with what we share with our regulators and our racing agencies, and that information is more extensive, more granular and more contemporary than the information contained in the prospectus. The context here is important, because the sponsors draw no distinction between their legal obligation when they put their name to a prospectus as sponsor, as in this case, and their legal obligation had they acted as underwriter. So, our valuations have been subjected to thorough internal and external challenge, in addition to which they’re being validated by disposals at levels consistent with our marks. We will of course report to you further on this subject at our interim results in August.
So, I’ll close by talking about the structure of today’s issue. Over the years, we’ve tried to be disciplined about capital issuance, and thoughtful about the interest of existing shareholders. That approach has governed the choices that we’ve made about today’s announcement. We’ll be issuing £4.5 billion of new ordinary shareholders, which will increase our ordinary share capital by 24%. These are placed with certainty of execution by the 22nd of July and are discounted to yesterday’s closing share price of 9%. The issue has two components. The first is a firm placing of £500 million, or 2.6% of our ordinary share capital, which is being placed with SMBC at a 4 and a half % discount. The second component is a three for 14 placing and open offer, under which existing shareholders may subscribe to new shares on a fully pre-emptive basis at a 9% discount. Should any shareholder not exercise their right to participate in the issue, the shares will be placed at the same price with the Qatar Investment Authority, the Chairman of Qatar Holding and his family, China Development Bank, Temasek and a number of leading institutional and other investors, and that means that we secure, as holders of new shares not taken up, investors who are natural, long term holders of our stock. In terms of a timetable, the record date for ordinary shareholder’s entitlement to subscribe in the offer was yesterday. The prospectus that accompanied this announcement will be published today. The latest time for receipt of payment under the open offer will be 11.00 a.m. on the 17th of July, and the new shares will trade from the 22nd of July. So, that’s the story. Thanks very much for hearing me out. We’re happy to answer your questions.
TE Thank you. Ladies and gentlemen on the phone, if you do wish to ask a question, please press seven on your telephone keypads now. If you change your mind and would like to withdraw your question, please press seven again. You will be advised when to ask your question. The first question comes through from the line of Steve Slater from Reuters. Please go ahead with your question.
SS Yeah, morning John, morning everyone.
JV Hello.
SS I...can you, can you comment at all on whether you’ve considered the rights issues, and why you opted to go down this route?
JV Well, what I would say is we’ve been very conscious in determining the objectives that we had for raising capital, and I’ve tried to spell those out. We wanted to make sure that we had capital that enabled us to increase our ratios and direct capital at new business opportunities, which are interesting in the market as we speak. We wanted to make sure that we had speed, and we wanted to make sure that we had certainty. We wanted to make sure that our existing shareholders had a choice of participating, and lastly, we wanted to make sure that if our shareholders choose not to exercise their clawback, either in whole or in part, then we’ve got anchor investors of very high quality who we would welcome to the share register. So, that’s quite a significant cocktail of objectives, which we deliver in the structure, and which we couldn’t have delivered those things. We couldn’t have delivered those in a rights issue structure, so each organisation has to make its own mind up about what it wants, what its objectives are and execute against that. That’s what we’re doing this morning.
SS Okay. And, John, can you give us any idea how sizeable do you think the clawback will be? I mean, presumably you’ve been speaking to your top shareholders during this process. Have they...have you got a ballpark figure?
JV I mean, the first thing to say is that, as we’ve announced today, the open offer has been subscribed by a number of institutional and other shareholders, in addition to the anchor investors that I’ve referred to, so that, I think, is the first signal of support, which we value greatly. I think the second thing I would say is, the important thing is not so much how much of the clawback is exercised. The important thing is to offer the choice to existing shareholders, and that’s what we’ve done. The overwhelming majority of this offer is available for subscription on the same terms by our existing shareholders, and they will make their decision, and if they choose to come in, we will welcome that. If they choose not to come in, then we have anchor investors whom we also welcome to our register.
SS Okay, but would you expect them to take, say, half of...
JV I’m not going to forecast. It’s for them to decide. The important thing for us is to give them choice, and we’ve given them choice.
SS Okay, fine, and lastly, if I may, you talk about this giving new opportunities. Would you look at more inorganic stuff and there are a lot of bargains potentially out there?
JV Well, the way we look at it, this is, I think and hope you’ll find consistent with what we’ve always said about this subject, is that the natural way of developing our business is by organic development. So, we have an exciting portfolio of businesses, they’re performing well, the strategy is working, the natural line of advance is to be doing the sort of things that I’ve been describing to you in IBIM and in GRCB, but would we rule out acquisitions as we look into the future years? We never would, and as you can see, in two ways, we’ve made acquisitions this year so far. We bought Expobank in Russia, and we bought the Goldfish credit card business here in the UK, but in saying that, I signal nothing. I simply say we want to make sure that we’ve got the full toolkit available to us. We wouldn’t rule anything in, we wouldn’t rule anything out, but the natural line of advance is to pursue organic growth, and the organic opportunities are plentiful, in the way that I’ve described.

SS Okay, thanks.
TE Thank you. The next question comes through from Peter Thal Larsen from Financial Times, please go ahead.
PT Good morning everyone.
CH Hi Peter.
PT Couple of questions quickly, just on the detail of this. First of all, can you tell us, assuming that they take up the full amount that they subscribe, will Temasek and China Development Bank be increasing, maintaining or reducing their stake as a result of this?
JV In the case of China Development Bank, they will maintain their stake. In the case of Temasek, they will at least maintain their stake. It will be possible that their position would rise, and then we are introducing, through the firm offer the certainty of SMBC (Sumitomo Mitsui) becoming a significant shareholder, and then a big, finally Peter, a big subscription in the conditional [placing] from Qatar Investment Authority and from Challenger, which is the Qatar Holding Company.
PT Right, and just on the dividend, you’re saying you’re basically guiding to say, we’re going to pay the interim dividend as we paid last year, and then you increase your final dividend, is that...are you basically saying that your dividend is coming back down?
JV No, I don’t. I think all you should, you should just take what we’re saying literally, which is that last year we paid 11.5 p at the interim. We’re going to do exactly the same this year. We think it’s helpful for our shareholders to know what they’re going to get, and we also hope that they, they like the fact that we’re making a commitment to paying a dividend in cash, that there is an alternative fashion to which we don’t subscribe.
PT Right. Also, can you just take us through the calculation on the capital ratios, the sort of, the pro forma numbers you’ve given for the end of last year look a bit higher than the numbers I’ve seen out there.
JV Yeah, I’ll ask Chris to comment, Peter.
PT To what they would have been, or what they might be at, sort of, the half year, assuming all goes ahead as planned?
CL I’m going to not give you a forecast, Peter, for the half year, and you’ll understand why we, we address that on a pre-capital raising situation with our interim management statement, but if you take the equity tier one ratio, at the end of last year, we were up 5.1%, which was slightly behind our target. If you add in the capital onto that, take the fees off, you get to an equivalent, post the capital raising equity tier one ratio of 6.3%, and that’s the number that we focus in one. That will clearly vary as we run through the year, depending the amount that gets invested in the capital base, versus the amount that gets invested in the business, but the number I look at is the 6.3% pro forma equity tier one, and I should say, 8.8% tier one ratio.
PT Yeah, okay. One final thing if I may, just on the 7th of [?] marks, on your books, can you give us some flavour of how much due diligence your new investors, particularly, I guess the Qatari’s did and what they went through, what kind of process you went through, and secondly, I wonder if you could also give us some sort of guidance on what the recent downgrade to the monoline insurance in the US, what kind of effect that might have?
JV I hope I’m hearing you clearly. The line’s breaking up a bit, but let me, let me answer the question on due diligence, and then I’ll ask Bob to talk about monolines. On the due diligence, the way that it works is that there are two levels of due diligence. The due diligence conducted by the anchor investors, if I can describe them in that way relate to the prospectus information that will be contained in the prospectus that we will publish today. Now, of course, the anchor investors and their advisors had plenty of exposure to us in meeting time to be able to discuss that information, but that is the information, and that information is consistent with disclosures that we’ve made up to this point. In the case of the sponsors, they had more information. In the case of the sponsors, they had information that, as I said in my remarks, which will be consistent with what our regulators see, and what the rating agencies see, and that gives them a different level of insight, in terms of the extent, in terms of the granularity and in terms of the contemporary nature of the information. Let me ask Bob to talk about your monoline question.
BD Peter, we have been...one of the things we do internally is we, we use our own internal grades as well as the external grades, so we have been, we have been looking at the two downgrades recently on our own internal modelling and internal stress tests, at a lower level, so it didn’t have a big impact. I think, the way I say it is every...there isn’t a market impact that doesn’t affect us in some way, but you shouldn’t be looking for a significant impact, you know, from those downgrades. And I think, going back to John’s question, you have written recently about the quote, unquote, marks, and I think, you know, it’s a difficult market environment.

There’s a lot of noise out there, thrown around by competitors, thrown around by traders. No, I think we have consistently delivered on everything that we have said, and, you know, to support John, it’s surprising to us that there’s this noise around it when we continue to deliver the transparency we do.
PT Okay, thank you.
TE Thank you. Ladies and gentlemen, please be reminded if you do with to ask a question, press seven on your telephone keypad. The next question comes through from the line of Christina Seib from The Times. Please go ahead with your question.
CS Good morning.
JV Hi Christine.
CS Hi. Could we just go back? I can’t remember the exact words, but at the AGM and a few other times, you mentioned, John that a 6% capital ratio was, no one had ever set that in stone as the place to aim, and that you were happy with where you guys were, and your plans for gradual improvement over a period. What has made you think now that you might like to speed that up?
JV Well, what I said, Christine, I said two things at the AGM. I think in answer to a question I said that I didn’t see 6% as an eternal truth. And I also said that our intention was to run an equity ratio at least at target. So that was our view. What we’re doing today, I think is very much consistent with that. We’re putting ourselves into position where we are able to run, at least for the foreseeable future, ratios in the case of both tier one and equity, which are above target, but we’re also putting ourselves into position where we can direct capital quickly and efficiently, and interesting business opportunities that are out there. So I would regard what we’re doing today as very much in line with the answers that I was giving at the time, to shareholders who raised them at the AGM and following then.
CS Okay, thanks.
TE Thank you. The next question comes through from the line of Ben Livesey from Bloomberg. Please go ahead.
BL Hi, John and Bob.
JV Hello, Ben.
BL Hi there. I just wondered, John, if you could clear, possibly, you know, how you came to the figure of 4 billion? How you, why you were thinking of raising it to 6.3? Why this degree of lifting of the capital ratios? Because I think you seemed to be fairly comfortable at 5.25?
JV Well, Ben, very important, and maybe Christine was asking the same question, and I didn’t hit it in the way that I’m now going to hit it, but it is important to understand that there is a move in the pro forma ratios in the way that Chris described, to 6.3%, but we’re not going to hold them at 6.3%. What we’ve said very consciously is that we intend to use some of the capital that we’re raising to pursue business opportunities. The effect of that will be to bring that pro forma number down, and if you ask us approximately how does the capital of £4.5 billion that we’re raising, how does that get distributed between running ratios ahead of target and directing capital at new business opportunity, it’s approximately half and half, is what we expect.
BL Right.
JV About half the capital will be directed at higher ratios, about half at new business opportunity. [Overtalking] very important to understand that that’s the way that we look at it.
BL Right. And where will the, where are those new business opportunities, John? Is it the US and Asia? And what’s the split between the US and Asia? What kind of businesses or activity are you looking at?
JV Well, I tried to say a bit about this in the remarks that I made, but, you know, I think the context here is you can see, I mean, even before the capital raising, you can see Barclays is working hard, and is busy, so if I pointed, for example, to recruitment going on in Barclays Capital and I’ll ask Bob to make a comment about that in a moment, about the opportunities that we see there, but we’re recruiting in Barclays Capital. We’re opening new branches. We’re opening businesses in Pakistan and in Russia. We’ve seen a surge in our business activity in mortgages in the United Kingdom. As we look around the field, whether that’s in the UK or internationally, whether it’s in the retail and commercial banking businesses or in the capital market business, what we’re struck by are two things, Ben. One is that there are quite significant pricing changes that have occurred in the world as a result of the market dislocation, and second, some of our competitors have stepped back, either because of losses that they have incurred, or because they are reconsidering strategy. I’m not saying all competitors, but it is certainly observable of some competitors. And that combination creates a very interesting opportunity to put new capital to work, so I hope you can see in what I’m saying, and indeed in the performance of Barclays, year to date, that we’re not short of opportunity. You can imagine the activity levels that come. For example, from opening 600 new branches this year, as we have done, outside the United Kingdom. That creates a lot of opportunity. And that will be a typical example of how we have put our resources to work, and how we will do so in the future. Let me just ask Bob to make some comments about opportunities that we’re seeing in IBIM. Thanks.
BD We’ve consistently pointed you to, as one example of the terrific opportunity that the market turmoil gives us, not just for better margins, but for better market share, and in particular the US opportunity. There are six or seven, you know, big players in the US market, who are pulling back, de-risking, whatever you want to say. They are clearly not doing the business that they were doing, and it’s creating an opportunity for us. If you look at some of the things that have happened already, in the last year, during the difficult market conditions, Barclays Capital has moved into the top three foreign exchange dealers in the world. It’s the first time there’s been a new entrant into the top three FX dealers in a decade. We replaced Citi Bank. We’re now in the top three in agency mortgages in the US, both in primary and in secondary. We’ve never been in the top ten before. We finished the, through May we were in the top five in investment grade debt in the US, in the largest period of issuance that the US has ever had. Year to date we’re number one in leveraged finance in the US. We’ve never been in the top ten there before. So we’re not waiting. We’re not trying to do it all at once, but we’ve hired a terrific team of healthcare bankers in the US. We’ve brought in Archie Cox, the Service Chairman of Barclays America. We’re continuing to expand our I-shares business in BGI. We’re continuing to invest in the fixed income opportunities in BGI, which has been predominantly in the past an equity firm. So John is absolutely right. We see ways to continue to invest in a very high quality way for good returns.
BL And, it sounds like write-downs, I know you’re not giving any detail Bob, haven’t been material since you announced the first quarter.
BD I think what I’ve always committed to is we’re going to out perform. We’re not immune from the market. You saw in the first quarter there were some write downs, but I think generally, they’ve been at the lower end of what’s been out in terms of expectations. The markets continue to be challenging and difficult. We’re managing the risks, I think, in a way that is good for our clients and good for our shareholders, but, you know, we’re not immune from the market conditions. But the thing that really, you know, the thing that really excites both John and I and the executive team here is how strong the underlying earnings are. In our commodities business, in our currencies business, in our rates businesses and our emerging markets businesses and our prime services business. And we will continue to manage some of the risks, you know, to, as we go through this difficult period.
BL And you haven’t really changed your policy on marks on leveraged loans either, is that right?
BD Let me, you know, leveraged loans is a great example. There’s been noise, and I’ve heard it from a number of people on this line, starting last year, when we announced, I think it was something like 60 to 70 million pounds in provisions we took against our leveraged loan. And let’s recall what I said at the time. I said that we liked our exposures. Our exposures with the clients we’ve worked for, you know, for quite a while. I talked about Alltel, and I talked about Boots in particular. And I talked very specifically about the fact that we had been number one in Europe for a decade, and had very, very few write downs because of the way we managed the business. And I talked very clearly about the fact that we turned down an opportunity to be a lead on Clear Channel, and I named two or three other deals where we said no, when we were offered the chance to be a lead, and all of those have created significant write downs.
BL Yeah.
BD Now, we, you know, we are managing our Alltel position, as we said at the time, not to exit it at 90, but as the Verizon deal takes place, we’ll exit it at par, and we’ll have a profit on that position, not a loss. That will take away a third of our exposure in leveraged finance. So leveraged finance has played out exactly as we said it would play out. And there’s been a lot of noise around here, now, whether that’s, you know, people that want to create the noise, or whether it’s competitors that don’t want to believe that we are comfortable with our positions, I don’t know but I think we’ve been very, very consistent and very, very transparent, in the fact that we haven’t changed our accounting policies one bit. We did take provisions last year. I think they were less than people expected, because the quality of our book was better than people expected.
BL Thanks very much. Just one final thing to John; I just wondered, you want to be a top five bank still, would you consider consumer banking opportunities in the US?

JV Well, what I would say is that you need to choose your competitive ground carefully, Ben, don’t you, in the US? Because you can think of, and I can think of, lots of competitors, whether it’s foreign competitors, whether in banking or in other industries, who’ve tried and failed there. We’ve been very selective in where we choose to compete. In Barclays Capital, in Barclays Global Investors, and in Barclaycard US, and those are businesses that have performed very well over the course of the last years, so our natural line of advance is to press down those avenues, because the businesses are performing well, and as you know, if you go back to the first year of this, I mean, to give you an example of what I’m talking about, if you go back to the first year of this decade, 3% of our profits at the time, and our profits at the time were about £3 billion, came from the United States. If you then look at the average of the last two or three years, we’ve been doing 15% of our profits in the United States, and the average profit base has been about £7 billion. So the businesses have performed very strongly, and we continue to want to increase our exposure in the US, but we’re clear about where we should seek to compete.
BL Thanks very much.
TE Thank you. The final question comes through from the line of Julia Kollewe from the Guardian. Please go ahead.
JK Hi, good morning.
JV Hello.
JK Just wanted to check on what you were earlier saying about the holdings of Temasek and CDB. I think Temasek have about 2% at the moment?
JV It does at the moment, yes.
JK Okay, and CDB?
JV 3%.
JK Okay. I know some people are hoping for some sort of wider business alliance with Sumitomo on the back of this deal; can you say anything about that?
JV Yes. I’ll ask Bob to comment. As you know, what we’ve done is we’ve signed a collaboration agreement with SMBC today.
JK Mmm.
BD Yeah, this began quite a while ago, I think almost a year ago we began discussions with Sumitomo about working more closely together, and the strategic partnership that we have, it’s going to give Barclays Capital a better access to retail clients, Barclays Capital and Barclays Wealth, better access to retail clients and retail flows, in Japan, and through the BarCap origination platform, we’ll be giving better access to risk opportunities around the world, for Sumitomo. I mean, that’s the broad strokes. There’s a lot of detail and close work that will go in below that, but it fits very, very well for both organisations.
JK Okay; thanks. The other thing was you said a number of leading institutional shareholders and investors have agreed to invest. Can you give us any names?
JV Chris?
CL When you see the prospectus published, later today, it will list out the names of the investors in there. But it’s a broad range of investors, both existing, and some new, predominantly UK, but there are some non-UK as well, but the precise detail will be in the prospectus later today.
JK Okay. What time will that be?
CL Some time mid afternoon, I think.
JK Okay. Great. Thank you very much.
JV Very good. I think we’re finished now. I’m very grateful to you all for being on the line with us. Thank you.

TE Thank you for joining today’s call. You may now replace your handsets.
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